[GRAPHIC OMITTED]

                                 HACKNEY MILLER
                           A PROFESSIONAL ASSOCIATION

                          ATTORNEYS & COUNSELORS AT LAW

                         HACKNEY, MILLER, CONA & PALAGE
                           ADMIRALTY OFFICE TOWER TWO
                          4400 PGA BOULEVARD, SUITE 505
                        PALM BEACH GARDENS, FLORIDA 33410
                            Telephone (561) 627-0677
                            Facsimile (561) 625-4685
                         INTERNET: www.cyberjurist.com
                                     April 12, 1999

VIA FEDERAL EXPRESS

Richard Wulff, Chief
Office of Small Business
Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:      Amazon Herb Company
         Registration Statement Form SB-2
         Effective Date:  December 18, 1998
         File No. 333-56893

Dear Mr. Wulff:

Pursuant to 17 CFR Section 230.259, the above-captioned corporation requests approval for the withdrawal of its Registration Statement effective March 29, 1999.

Kindly acknowledge your receipt and consent of this request by date stamping a copy of this letter and returning same in the enclosed, postage paid, pre-addressed envelope.

If you have any questions or require further information, please do not hesitate to give me a call.

Very truly yours,


/s/ Robert C. Hackney
---------------------
Robert C. Hackney
cc:      John H. Easterling, President
         Amazon Herb Company